

September 2, 2010

Mr. Joseph M. Jayson
Individual General Partner
Realmark Property Investors Limited Partnership - II
2350 North Forest Road
Getzville, NY 14068

> **Re:** **Realmark Property Investors Limited Partnership - II**
> **Form 10-K for the year ended December 31, 2008**
> **Filed April 1, 2009**
> **Form 10-K for the year ended December 31, 2009**
> **Filed April 1, 2010**
> **File No. 000-11909**

Dear Mr. Jayson:

We issued comments to you on the above captioned filings on July 1, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by September 17, 2010, to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by September 17, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Eric McPhee at at (202) 551-3693 or me at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Jessica Barberich
Assistant Chief Accountant